Exhibit 99.1

Gerdau Ameristeel Reaches Idling Agreement with the
USW at the Company’s Sand Springs Mill

Tampa, FL August 28, 2009 - Gerdau Ameristeel Corporation (NYSE: GNA; TSX: GNA) announced today that it has reached agreement with the United Steel Workers (USW) regarding  the suspension of production at the Company’s steel mill located in Sand Springs, Oklahoma. Members of USW Local 2741 voted to accept the terms and conditions of the agreement on August 27, 2009.   In connection with this action, the Company expects to incur an accounting charge within the range it announced on August 6, 2009.

An orderly wind-down of production at the mill is anticipated over the next several weeks.  The company is working with local, state and federal agencies to offer assistance to impacted employees through this transition period. Impacted employees will have the choice of extended recall rights or severance as outlined in the collective bargaining agreement. Service to Gerdau Ameristeel customers will be uninterrupted and will be provided by the company’s extensive network of mills in North America.

On June 8, 2009 the company announced that it would enter into discussions with the USW regarding the potential closure of the mill.  The company continues to investigate alternatives for modernization of the Sand Springs Mill and the resumption of production to meet future market demand.  Discussions with State and local government officials regarding potential economic incentives are ongoing.  It is estimated that even if an agreement is reached regarding these economic incentives, the mill will be idled for at least 24 months while required capital improvements are completed.

Forward-Looking Statements

In this press release, "Gerdau Ameristeel" and "company" refer to Gerdau Ameristeel Corporation and its subsidiaries and 50%-owned joint ventures. Certain statements in this press release may constitute forward-looking statements. Such statements can often be identified by the words "anticipates," "believes," "estimates," "expects," "intends," "plans," and other words and terms of similar meaning, which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters. Forward-looking statements in this press release include statements about the charges associated with the idling of production at  the company's Sand Springs mill, service to its customers, and the wind-down of operations at the mill. The company cautions readers that forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those currently projected by the company. In addition to those noted in the statements themselves, any number of factors could affect actual results, including, without limitation:

Excess global steel industry capacity and the availability of competitive substitute materials; the cyclical nature of the steel industry and the industries served by the company and economic conditions in North America and worldwide; increases in the cost of steel scrap, energy and other raw materials; steel imports and trade regulations; a change in China's steelmaking capacity or slowdown in China's steel consumption; the company's participation in the consolidation of the steel industry; the substantial capital investment and similar expenditures required in the company's business; unexpected equipment failures and plant interruptions or outages; the company's level of indebtedness; the cost of compliance with environmental and occupational health and safety laws; the enactment of laws intended to reduce greenhouse gases and other air emissions; the company's ability to fund its pension plans; the ability to renegotiate collective bargaining agreements and avoid labor disruptions; currency exchange rate fluctuations; actions or potential actions taken by the company's principal stockholder, Gerdau S.A., the liquidity of the company's long-term investments, including investments in auction rate securities, and the company's reliance on its 50%-owned joint ventures that it does not control.

Any forward-looking statements in this press release are based on current information as of the date of this press release and the company does not undertake any obligation to update any forward-looking statements to reflect new information, future developments or events, except as required by law.

About Gerdau Ameristeel

Gerdau Ameristeel is the second largest mini-mill steel producer in North America, with annual manufacturing capacity of approximately 12 million tons of mill finished steel products. Through its vertically integrated network of mini-mills, scrap recycling facilities, and downstream operations, Gerdau Ameristeel serves customers throughout the United States and Canada. The Company's products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers ("OEMs") for use in a variety of industries, including non-residential, infrastructure, commercial, industrial and residential construction, metal building, manufacturing, automotive, mining, cellular and electrical transmission and equipment manufacturing. Gerdau Ameristeel's majority shareholder is the Gerdau Group, a 100+ year old steel company, the leading company in the production of long steel in the Americas and one of the major specialty long steel suppliers in the world. Gerdau Ameristeel's common shares are traded on the New York Stock Exchange and the Toronto Stock Exchange under the ticker symbol GNA.

Investor Relations Contact Barbara Smith Vice President and Chief Financial Officer Phone: (813) 319-4324 Email: basmith@gerdauameristeel.com	Media Contact Philip K. Bell Director, External Communications and Public Affairs (813) 207-2315 pbell@gerdauameristeel.com